UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated July 2, 2010, containing a letter from the Chairman and CEO of the Company to the Company's shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: July 9, 2010	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Letter to Shareholders from the Chairman and CEO. The Quarterly Dividend Policy to be Continued as in the Past. No Plans to Issue New Shares.

Hamilton, Bermuda, July 2, 2010

Dear Shareholder,

I'd like to update you on our current business and financial position.

Representing a significant dividend potential, Nordic American has now 16 trading suezmax vessels and 4 newbuildings, two to be delivered in 2010 and two in 2011. The Company has ample financial resources to increase its fleet up to 22 vessels or more without tapping the equity market. Consequently, the Company has no plans to issue new shares.

Since January 1, 2009, our fleet has grown from 14 to 20 vessels (including the four newbuildings). In order to minimize the risks for our shareholders, as in the past, we plan to grow the fleet step by step. The technical quality of our fleet is good, which is imperative for the future revenues of the Company. The second hand sale and purchase market for suezmax vessels has so far this year been firm and the prices have gone up. The prices of contracts for newbuildings have also increased after we placed two newbuilding orders earlier this year.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition and the financing thereof, the Company should be able to pay a higher dividend per share and produce higher earnings per share, than had the acquisition not taken place. Our latest acquisitions are keeping us on that path.

For the first six month of 2010, the spot tanker market rates have been volatile. We expect the market to continue to be volatile, but as a matter of policy, we do not attempt to predict future spot rates.  During the second quarter, the average spot market rate for suezmax tankers as reported by the Imarex Tanker Index was $34,430 per day compared with $34,983 per day in the first quarter. The rates achieved by Nordic American may well vary from the Imarex numbers.

Our dividend report for 2Q10 is expected to be announced on Friday August 6, 2010, before the opening of the New York Stock Exchange. The next dividend, the 52nd in a row, is expected to be paid on or about September 2, 2010.

We believe that our full dividend payout policy together with low costs and our spot rate exposure will continue to enable us to achieve a competitive cash yield compared with that of other tanker companies.

Our primary objective is to maximize total return to our shareholders, including maximizing our quarterly cash dividend. Over time we have produced a very competitive total return and we believe that we are in an excellent position to continue to do so.

Based on its business model, growth of the fleet, strong balance sheet and available resources, we believe Nordic American has a significant upside potential and a limited downside.

As always, I welcome your questions, comments and recommendations. You can reach me at herbjorn.hansson@scandicamerican.com.

For other addresses, please see the end of this message.

All the best!

Sincerely,
Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291